 Exhibit 99.1

Media Advisory: TransAlta Third Quarter 2023 Results and Conference Call

CALGARY, AB, Oct. 11, 2023 /CNW/ - TransAlta Corporation ("TransAlta") (TSX: TA) (NYSE: TAC) will release its third quarter 2023 results before markets open on Tuesday, November 7, 2023. A conference call and webcast to discuss the results will be held for investors, analysts, members of the media and other interested parties the same day beginning at 9:00 a.m. Mountain Time (11:00 a.m. ET). The media will be invited to ask questions following analysts.

Third Quarter 2023 Conference Call:
Toll-free North American participants call: 1-888-664-6392
 Webcast link: https://app.webinar.net/6okKz0o9jM0

Related materials will be available on the Investor Centre section of TransAlta's website at https://transalta.com/investors/presentations-and-events/. If you are unable to participate in the call, the instant replay is accessible at 1-888-390-0541 (Canada and USA toll free) with TransAlta pass code 502345 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

About TransAlta:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 111 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 68 per cent reduction in GHG emissions or 22 million tonnes since 2015 and has received scores of A- from CDP and AA from MSCI.

For more information about TransAlta, visit its website at transalta.com.

View original content:https://www.prnewswire.com/news-releases/media-advisory-transalta-third-quarter-2023-results-and-conference-call-301954294.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2023/11/c7539.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 19:21e 11-OCT-23